ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111 WWW.ROPESGRAY.COM

December 18, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mallard Intermediate, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Mallard Intermediate, Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions regarding this filing, please contact me at (415) 315-6331 or benjamin.kozik@ropesgray.com, or Thomas Holden at (415) 315-2355 or thomas.holden@ropesgray.com.

Best regards,

/s/ Benjamin Kozik

Benjamin Kozik

cc:	Alex Ryan (Mallard Intermediate, Inc.)
Lori Beaudoin (Mallard Intermediate, Inc.)
Sean Sullivan (Mallard Intermediate, Inc.)
Marc Jaffe (Latham & Watkins LLP)
Ian Schuman (Latham & Watkins LLP)